Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 0-20763

Subject Company: McLeodUSA Incorporated

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

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PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Customer FAQ

1. Why did PAETEC and McLeodUSA join forces?

The combination of PAETEC and McLeodUSA will create one of the largest competitive communications service providers focusing on business customers in the United States. The PAETEC and McLeodUSA geographic network coverage are highly complementary. The combined company will have a presence in 47 of the top 50, and 82 of the top 100, metropolitan statistical areas in the United States. For example, PAETEC will be able to service customers in such markets as Dallas, Houston, Detroit, Phoenix, Seattle, Denver, and Cleveland, to name a few.

2.	Who is McLeodUSA?

McLeodUSA provides flexible and reliable integrated voice and data services to small and medium-sized business throughout the Midwest, Rocky Mountain, Southwest and Northwest regions. Their IP-based communications services are delivered over a high-speed broadband connection and consist of a suite of voice and data services, including local and long distance voice, internet access, email, virtual private networking, network security, conference calling, and high capacity private line services. McLeodUSA also provides wholesale communications services to other communications services providers through their extensive network facilities.

3.	How will customers benefit from this transaction?

Both PAETEC and McLeodUSA believe that success is built by providing excellent service to every customer. Both companies have a total service and customer satisfaction commitment. The combined company will be a stronger communications provider, well positioned to serve medium and large enterprises and institutions. In addition to increased scale and scope, we will have a wider array of products, such as PAETEC’s “Equipment for Services,” software applications, and resale products and McLeodUSA’s products engineered for small and medium businesses.

4.	When will the transaction close?

The companies expect that the transaction will close in the first quarter of 2008.

5.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

Following the close of the transaction, the company will be called PAETEC, which will continue to be listed on the NASDAQ Stock Market as “PAET.” The company will be headquartered in Fairport, N.Y. and will maintain PAETEC’s and McLeodUSA’s operations in major locations across the country. The combined company will be led by Chairman & CEO, Arunas Chesonis, current PAETEC Chairman & CEO.

6.	What can customers expect in the interim? Who is going to be my day-to-day contact?

Until the transaction closes, both companies will continue business as usual. There will be no change in how each company conducts business with you. Your day to day contacts remain the same. Each company will make every effort to keep you informed about important developments throughout the approval and integration process. If you have any questions or wish to discuss this further, please feel free to contact your company representative.

7.	Will there be any changes to my existing contract

No. The terms of your contract will not be impacted by this transaction.

8.	When can I add locations within the expanded footprint?

PAETEC and McLeod will work to integrate our networks following the transaction’s close. We will communicate to you during this process and set expectations as to when service will become available across the nation – either entirely or in stages.

9.	How will I learn more about the transaction?

Updates will be made available through each company’s website www.paetec.com and www.mcleodusa.com and/or through direct communication from your PAETEC/McLeodUSA representative. If you have any questions, please contact your representative.

Additional Information and Where to Find it

PAETEC Holding Corp. will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/ prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.